


04002864

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *CRD #46343*

Oak Grove Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 South Walnut Street
(No. and Street)

Rochester	Illinois	62563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don McCarthy   217-498-8600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Estes, Bridgewater & Ogden
(Name — if individual, state last, first, middle name)

901 S. Second Street	Springfield	Illinois	62704
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Christopher Bivens_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Oak Grove Investment Services, Inc._____, as of _____December 31_____, __2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

> OFFICIAL SEAL
> DONALD J. MCCARTHY
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES 12-4-2006

Signature

SEC'Y - TREAS
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OAK GROVE INVESTMENT
SERVICES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2003

Oak Grove Investment Services, Inc.

Table of Contents

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A.
PAUL R. EDDINGTON, JR., C.P.A.
JEANNE M. MICHAUD, C.P.A.
VALERIE R. AUSMUS, C.P.A.
CATHY A. SALMON

Estes, Bridgewater & Ogden

CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statement of financial condition of Oak Grove Investment Services, Inc. (a Corporation) as of December 31, 2003 and the related statements of changes in stockholders' equity, income, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Estes, Bridgewater & Ogden
Certified Public Accountants

February 20, 2004

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Oak Grove Investment Services, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

Assets

CURRENT ASSETS

Cash & cash equivalents	$ 4,425
Investment	6,000
Accounts receivable	10,865
Total current assets	21,290

PROPERTY & EQUIPMENT – less accumulated depreciation of $2,275 0

TOTAL ASSETS .... **$ 21,290**

Liabilities and Stockholders' Equity

CURRENT LIABILITIES

Accounts payable	$ 9,266

STOCKHOLDERS' EQUITY

Common stock – Authorized 1,000,000 Shares, no par value; issued and outstanding 1,000,000 shares	1,000
Paid in capital	12,050
Retained earnings (deficit)	(1,026)
Total stockholders' equity	12,024

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .... **$ 21,290**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2003

Balance Beginning of Year	$ 11,446
Net income for the year	578
Dividends paid	0
Additional paid in capital	0
Balance End of Year	$ 12,024

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
STATEMENT OF INCOME
For the year ended December 31, 2003

REVENUE

Commission income	$373,761
Registration & license	9,476
Interest income	150
Total revenue	383,387

EXPENSES

Legal & accounting	1,780
Bank charges	616
Memberships	1,530
Commissions	279,973
Educational supplies	175
Licensing	27,720
Contract labor	29,049
Office supplies	897
Postage	909
Printing	1,176
Speaker & meeting expenses	174
Telephone	682
Insurance	51
Storage	3,301
Internet	419
Management fee	34,000
Total expenses	382,452

NET INCOME BEFORE INCOME TAXES	935
Federal & State Income Taxes	(357)
NET INCOME FOR THE YEAR	$ 578

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	578
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in accounts receivable		2,915
(Decrease) in accounts payable	(	2,124)
Net cash provided by operating activities		1,369
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		3,056
CASH AND CASH EQUIVALENTS – END OF YEAR	$	**4,425**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
COMPUTATION OF NET CAPITAL
For the year ended December 31, 2003

Allowable assets.. $ 21,290

Un-allowable assets 0

Total allowable assets 21,290

Total liabilities .... (9,266)

Net capital per audit report accrual basis.. 12,024

Adjust to cash basis
    Less: Account receivables.. (10,865)
    Plus: Accounts payable 9,266

Net capital per client cash basis December 31, 2003 Focus Report .... $ 10,425

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business - Oak Grove Investment Services, Inc. (Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

b. Basis on accounting - The books and records of the Company are maintained on the cash basis of accounting for tax reporting purposes and are converted to the accrual basis for financial statement reporting purposes. For financial statement reporting revenues are recognized when earned and expenses are recognized when incurred.

c. Cash and cash equivalents - Short-term investments with an original maturity of three months or less are considered to be cash equivalents.

d. Property & equipment - Fixed assets are stated at cost. Depreciation is computed using the modified cost recovery methods allowable under the Internal Revenue Code. The recovery periods being used are 5 and 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

e. Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

f. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g. Management fee - The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2003 the company paid $34,000 to Acorn Service Group, Inc. The following items are included in and are part of the management fee: office space, office staff, utilities, office supplies, office equipment, and management of the company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

NOTE 2 – INVESTMENT

The Company has a $6,000 certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2004. The rate of interest is 2.5%.

NOTE 3 – INCOME TAXES

Income taxes payable consist of the following at December 31, 2003:

Federal	$ 240
State	117
	$ 357

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